

WINSANTOR

2019 Report

Dear investors,

These last few years have seen historic acquisitions in the pharmaceutical industry. But it may surprise many that these acquisitions have not panned out to be large revenue generating endeavors, and in many cases, have been historic losses for the acquirers. This loss has been passed on to the general public (e.g., insurance). But as the market shifts towards accountability, we believe that WinSanTor is primed to take advantage of a market that wants to see highly efficacious products that are sustainable. The bigger returns have always been for companies selling product (both short term and long term), especially blockbuster drugs. For WinSanTor, we are looking at a significant unmet medical need (few if any competitors), potentially large volume, high margins, and few investors. We are taking every action to get our products to market and be commercially successful. However, we are aware that investors want opportunities/options to exit before the company has sales. We are taking actions to maximize return to patients and investors, and appreciate that our investors want the same thing. Thanks for your ongoing support.

We need your help!

The company is doing everything to get to market and generate revenue. This includes potential revenue-generating licenses in 2020. Ph-2 is historically the hurdle before higher valuations and industry validation. We are now recruiting patients in several clinical hospitals for our Ph-2. The foundation for starting this trial is strong science showing proof of mechanism, good manufacturing protocols and a drug where all the ingredients have strong safety history. We need a little more capital to get over the hump. If any of our investors have connections to any other investors, we would much appreciate their help in making those introductions.

Sincerely,

Nigel Calcutt
Co-Founder

Paul Fernyhough
Co-Founder

Lakshmi P. Kotra
Co-Founder

Stanley Kim
Founder

Our Mission

We are impatient. We are exploiting every strategy, mechanism, and regulation to accelerate approval of our drugs, including recycling a previously approved safe drug. Phase 1 is complete, and we are now starting phase 2. Our goal is to get drug approval in the U.S. by 2021 and perhaps sooner elsewhere. And by focusing on patient impact rather than the bottom line, we believe we're creating a new sustainable model for pharma companies based on patient need, not just money.

See our full profile

How did we do this year?

Report Card

B+

The Good

- The science and the results were better than anticipated. There is strong(er) evidence of prevention/reversal.
- There is strong government FDA/NIH & academic support, and recognition this may be the only disease-modifying treatment.
- We are negotiating licenses where we can generate revenue in 2020 (and possibly start Phase 3 trials).

The Bad

- FDA wanted more animal studies which delayed our Ph-2 (US) and will not allow shortcuts for Ph-3 (US)
- The recruitment in Canada is slower than anticipated, but is now picking up.
- The company has yet to attract significant interest/financing from professional investors.

2019 At a Glance

January 1 to December 31

$1,181,568 [24%]
Revenue

-$2,124,767
Net Loss

$1,386,502 +529%
Short Term Debt

$572,649
Raised in 2017

$2,000,000
Cash on Hand
As of 09/20/18

INCOME BALANCE NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Peripheral neuropathy (PN) is one of the most significant unmet needs today, affecting 1 in 15 in the U.S. PN is the dying of nerves caused by many major diseases or injuries, e.g., diabetes, cancer/chemo, HIV, and genetic diseases. There is currently no treatment, only pain drugs that reduce all feeling. We are now in trials showing that we may be on track to reverse the disease, both biologically and functionally and, most importantly, to improve the quality-of-life for the millions affected.

We are impatient. We are exploiting every strategy, mechanism, and regulation to accelerate approval of our drugs, including recycling a previously approved safe drug. Phase 1 is complete, and we are now starting phase 2. Our goal is to get drug approval in the U.S. by 2022 and perhaps sooner elsewhere. And by focusing on patient impact rather than the bottom line, we believe we're creating a new sustainable model for pharma companies based on patient need, not just money.

Milestones

WinSanTor, Inc. was incorporated in the State of Delaware in December 2011.

Since then, we have:

- CEO's prior two companies were acquired by Qualcomm and Apple, with technologies now standards in the industry.
- Over $25M of non-dilutive funding (peer-reviewed grants rewarding innovation and results) has driven the research and development.
- Extensive evidence, including a proof-of-concept study in humans, showing a reversal of PN through 1) nerve regrowth, 2) reduced symptoms including pain, and 3) return of quality-of-life to patients.
- We are now in the middle of Phase 2 early efficacy studies in several sites in Canada, with the first of these sites funded by the Canadian government.
- The active ingredient in our drug is a historically safe drug used for 30+ years that is being 'recycled' to get to patients faster - increasing safety and lowering development cost and time.
- Assemblage of nearly every stakeholder in diabetic peripheral neuropathy (DPN): clinicians, researchers, non-profits, governments, and, critically, patients.
- To date, we have no venture financing. We received several peer reviewed (results oriented) grants in 2019 that mitigated our reliance on venture funding. This was supplemented by WeFunder and a RegD investment.

Historical Results of Operations

Revenues & Gross Margin. For the period ended December 31, 2018, the Company had revenues of $1,181,568 compared to the year ended December 31, 2017, when the Company had revenues of $1,558,270. Our gross margin was 100.0% in fiscal year 2018, compared to 100.0% in 2017.
Assets. As of December 31, 2018, the Company had total assets of $35,500, including $31,888 in cash. As of December 31, 2017, the Company had $116,234 in total assets, including $109,627 in cash.
Net Loss. The Company has had net losses of $2,124,767 and net losses of $870,392 for the fiscal years ended December 31, 2018 and December 31, 2017, respectively.
Liabilities. The Company's liabilities totaled $1,711,502 for the fiscal year ended December 31, 2018 and $220,465 for the fiscal year ended December 31, 2017.

Liquidity & Capital Resources

As of December 31, 2018, the company has been financed with $1,738,747 in equity and $325,000 in convertibles.

We used the proceeds of this round as set forth in this Form C under "Use of Funds".

We are currently raising additional financing in excess of the proceeds received from “Wefunder” financing in order to perform operations. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether proceeds from this future round will be sufficient to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

WinSanTor, Inc. cash in hand is $31,888, as of December 2018. Over the last three months, revenues have averaged $99,626/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $232,176/month, for an average burn rate of $232,176 per month. Profitability will be dependent licensing our technology regionally or taking the drug to market. We intend to find a license partner by mid/late 2020.

The Company received a $2M grant (for 2 years) in late September (2018) that enables us to begin chemo-induced peripheral neuropathy studies. We also received a $3M grant (for 3 years) beginning in 2019.

We are now in several sites in Canada for our Phase 2. The Canadian studies funding has already been committed by the Canadian government. We are preparing for Phase 3 studies as we were informed by regulatory consultants that certain countries such as Japan and China may allow us to begin studies as soon as end of 2020. We are also in discussion with several companies, including in negotiations with companies in these countries, which includes licensing revenue. We are in discussion with the EB-5 program (Immigrant Investor Program) about providing a loan to the company.

Net Margin: -180% **Gross Margin: 100%** **Return on Assets: -5,985%** **Earnings per Share: -$132,797.94**

Revenue per Employee: $236,314 **Cash to Assets: 90%** **Revenue to Receivables: ~** **Debt Ratio: 4,821%**

Winsantor__Inc.__Financial_Statements_2018___2017_Reviewed.pdf

Winsantor_Inc._Financial_Statements_2016___2017_reveiwed.pdf

We ❤ Our 267 Investors

Thank You For Believing In Us

Richard Tully
Yoav Getzler
Kyle Okimoto
Marte Anderson
Layton Diament
Bruce Berg
Joshua Cohen
Justin Gilleg
Robert H Rieger
Paul Aho
Dan Wolf
Jack Heald
Nemanja MILOSEVIC
Ryan Batty
Stephen William WALLS
Shane Dippold
Steve Teskey
Ann Loudermilk
Ronald Mitzel
Robert Spence
Neville George
Curtis Callaway
H. Hunter Perry
Mira Kracke
Mark Arturi
Brian Momeyer
Larry Gorrell
Johnny Jenkins
Idika Ubi
Mary V. Ruiz
Cory Tucker
James Bailar
Niels B Hansen
Geoff Brown
Jarrad Mills
M Jellad
Matek Kamill
Sean Fox
Venkatraman Swaminathan

Jayson Rock
Neil Sircar
Vern D Reynolds
Eric Stickney
Dean Dahlgren
Tess Faczan
Seongsu Moon
Brian Webb
Ray Briscuso Jr
Arun Anbumani
Nenets Investors
David Spitz
T. Richard Lin
Michiel Holley
Jackson Wong
Van Duc Nguyen
Gilbert D. Cheatham
Christopher Ward
Tara Geria
Kevin Cooney
Vincent Vormawor
Ta Hsiang Chao
Allen Wong
Andreas Skevas
Walter Rowntree
Don Randall Ziss
Michael Golden
Amanda L
Brian Cook
Robert F Cook
Stephanie Grayson
Leila Savage
Christoph Lymbersky
Nipa Pramongkit
Mark Matters
Kelly James Stutes
Tika Dahal
Amir Lake

Leonard Helbig
John S Coward
Luis Estrada
Boudewijn Berendsen
Kyle Okimoto
David Denknaus
Albert Repscha
Rick Prasad
Enrico Piazza
Paul Shafer
Atticus Li
Robert Bredehoft
Kiranmayi Komati
Toni Butcher
Ryan Roddan
Joan McGraw
Gary Janczura
Sharon Shemtov
Jagan Pathra
Darryl Bowman
Matthew J Donovan
Michael DeLaMater
Patrick Murray
Jacob Adelman
Carl Zhou
M Jellad
William Golden
Nathan Webber
Karsten Zengler
Kenneth Roth
Jerry Dimeglio
Jiadai Liu
Eduardo Herrera
Muthusamy Senthilkumar
Brenda Loeffler
Paul L Shafer
Howard M Hadley
Maria Barner

Peter Spiegel
Greg Aldrich
April Grant
Phillip Cox
Malcolm Platt
Melvin Kasanrokijat
Hristo Dimchev Georgiev
Somonkul Alexander Tum
Jennifer Andrews Landress
Nick Ervin
Darly M LUELLEN
Girish Amin
Keith Watson
Gopal Mohapatra
Glen Roddan
Mark Rawlyk
David Stockwell
Carol J Maywood
Kerri Plumbo
Monte & Rosie Singleterry...
Steven Souris
Brett Spreitzer
Dwight Maxwell
Terrence Neil Hovland
Bala Ramasamy
Davender Bhardwaj
Josef Stastny
Teidi Tucker
Fred Liebel
Gary DeVries
Jamie Stewart
Jody Tucker
Faith Becker
Dennis Morier
Ptrmier Trinity Investmen...
David Ward
Priscilla Ehly
Marcia Litt

Goutam Torvi
Nathan Schweizer
Andre Willey
Jeyachandran Muthusamy
David Wright
Scott Poniewaz
Jack Cooper
Chinta Mani Bajgai
John Jaicks
Teresa Hui
Paul Varkey
Jeffrey Baker
Jeffrey Ryu
Mark Weissman
Gloria Su
Sean Rogers
Constance D Carey
Michael Nagy-Deak
Robert Thomas
Daniel Erlanger
Lance Hand
Kenneth DePaul
Gordian Boteilho
Isaac Crabbe
Haydn Vestal
Matthew Chapman
Josef Stastny
Eric L Cramer
Anthony Rapaglia
Steve Meehan
Robert Noack
Lamar Mack
Gerald Yakatan
Maria Andrade
Winnie Lin
Jeremiah Cantion
John A Gauthier
Gail Lam

Venoodhar Reddy
Alex Harvey Kaufman
Mohammed W Rahman
Thomas Kiefer
William Dorn
Pradeep Ramadasan
Prakash Kumar
David Chang
Lorna F Acuna
Rick Muirhead
Regan Albertson
Satya Allaparthi
Maria & Jerry Weaver
Prasun Vyas
Chris Gilleg
Patrick Abandy
Jose Israel Guzman
Brian Lallement
Mike Thomas
Dennis Hinkfuss
Brian Siembor
Dale Conzelmann
Andrea Johanna Hensler
Cynthia Thompson
Marisa Padronaggio
Douglas Gaasvig
Bil Corry
Kristine Orvell
Bryan Tanaka
Joseph C. Oliver
Brian Weir
Tiffany Joe
Hugh Conley
James Penuel
Ismail Aboumandour
Vera Demchenko
Thaddeus Onwuka
Mark Matters

Arlene Williams
Roger Sipe
Takeo Aso
Ted Ooyevaar
Nicholas Hillard
Alex Botkin
Will Shamim
David Knight
Kirk Warren
Hannah Sledd
Morris Gelman
Santosh Kumar
Oliver Huennies
Gregg Carlson
Cory Higbee
Jane Stuart
Milosav Zivkovic
Midhat Qidwai
John Lacey
Randall K. Thompson
Ravi Konaparthi
Michael McGraw
Carl Hayes
Donald V Stitz
Betty M CULPEPPER
Matthew Taylor
Kelly James Stutes
Joanie Cramer
Daniel Johns
Rion Micheal Dunn
Ron Hudspeth
Matthew Schwingel
Matt Rowe
Gordon Sheals
Philip H. Hoff
Abdullah Almutlaq
Andrew Baca
Maria Andrade

Thank You!

From the WinSanTor Team



Nigel Calcutt
Co-Founder



Paul Fernyhough
Co-Founder



Lakshmi P. Kotra
Co-Founder



Stanley Kim
Founder



Angela Hansen
Vice President, Program Management and Regulatory
20+ years in drug development and clinical studies



Anne Lacey
Investor Relations and Patient Advocacy
Expertise in patient advocacy, donor relations, corporate sales, scientific research grant funding



Andrew Albertson
Controller
12+ years of corporate finance and accounting experience

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Lakshmi Kotra	Professor @ University of Toronto	2011
Stanley Kim	Executive @ WinSanTor	2011
Paul Fernyhough	Professor @ University of Manitoba	2011

Officers

OFFICER	TITLE	JOINED
Angela Hansen	VP Regulatory	2014
Stanley Kim	CEO	2011
Andrew Albertson	Treasurer	2017

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Lakshmi Kotra	4,200,000 Common Stock	24.2%
Nigel Calcutt	4,200,000 Common Stock	24.2%
Paul Fernyhough	4,200,000 Common Stocks	24.2%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
07/2018	$175,000		Regulation A+
05/2017	$1,377,939	Preferred Stock	Regulation D, Rule 506(b)

The use of proceeds is to fund general operations.

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
07/31/2018	$175,000	6.0%	20.0%	$50,000,000	07/31/2020

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Preferred Stock	1,425,000	1,013466	No
Common Stock	30,000,000	15,468,000	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	1,875,000

Risks

The results of pre-clinical trials and previous clinical trials for our products may not be predictive of future results, and our current and planned clinical trials may not satisfy the requirements of the FDA or other non-U.S. regulatory authorities. Positive results from pre-clinical studies and early clinical trial experience should not be relied upon as evidence that later-stage or large-scale clinical trials will succeed. Likewise, there can be no assurance that the results of studies conducted by collaborators or other third parties will be viewed favorably or are indicative of our own future study results. We may be required to demonstrate with substantial evidence through well-controlled clinical trials that our product candidates are safe and effective for use in a diverse population of their intended uses. Success in early clinical trials does not mean that future clinical trials will be successful because product candidates in later-stage clinical trials may fail to demonstrate sufficient safety and efficacy to the satisfaction of the FDA and other non-U.S. regulatory authorities despite having prior usage or having progressed through initial clinical trials.

Further, our drug candidates may not be approved or cleared even if they achieve their primary endpoints in phase 3 clinical trials or registration trials. The FDA or other non-U.S. regulatory authorities may disagree with our trial design and our interpretation of data from pre-clinical studies and clinical trials. In addition, any of these regulatory authorities may change requirements for the approval or clearance of a product candidate even after reviewing and providing comment on a protocol for a pivotal clinical trial that has the potential to result in FDA and other non-U.S. regulatory authorities' approval. Any of these regulatory authorities may also approve or clear a product candidate for fewer or more limited indications or uses than we request or may grant approval or clearance contingent on the performance of costly post-marketing clinical trials. The FDA or other non-U.S. regulatory authorities may not approve the labeling claims necessary or desirable for the successful commercialization of our product candidates.

We rely on third parties to perform many essential services, and if such third parties fail to perform as expected or to comply with legal and regulatory requirements, our efforts to commercialize any products may be significantly impacted. We rely on third-party service providers to perform a variety of functions related to the development of our products, key aspects of which are out of our direct control. If these third-party service providers fail to comply with applicable laws and regulations, fail to meet expected deadlines, or otherwise do not carry out their contractual duties to us, our ability to deliver product to meet commercial demand would be significantly impaired. In addition, we have engaged third parties to perform various other services for us relating to adverse event reporting, safety database management, fulfillment of requests for medical information and related services. If the quality or accuracy of the data maintained or services performed by these third parties is insufficient, we could be subject to regulatory sanctions.

Some of our programs are partially supported by government grants, which may be reduced, withdrawn or delayed. We have received and may continue to receive funds under research and economic development programs funded by state and federal governmental agencies. Funding by these governments may be significantly reduced or eliminated in the future for a number of reasons. For example, some programs are subject to a yearly appropriations process in Congress. In addition, we may not receive funds under existing or future grants because of budgeting constraints of the agency administering the program. A restriction on the government funding available to us would reduce the resources that we would be able to devote to existing and future research and development efforts. Such a reduction could delay the introduction of new products and hurt our competitive position.

Our technologies are in an early stage of development and are unproven. The effectiveness of our technologies is not well-known in, or accepted generally by, the clinical medical community. There can be no assurance that we will be able to successfully employ our technologies as therapeutic, diagnostic, or preventative solutions for any disease or condition. Our failure to establish the efficacy or safety of our technologies would have a material adverse effect on our business.

In addition, we have a limited operating history. Our operations to date have been primarily limited to organizing and staffing our Company, developing our technology, and undertaking pre-clinical studies and clinical trials of our product candidates. We have not yet obtained regulatory approvals for any of our pharmaceutical product. Consequently, any predictions you make about our future success or viability may not be as accurate as they could be if we had a longer operating history.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted. Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor®;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

WinSanTor, Inc.

- Delaware Corporation
- Organized December 2011
- 5 employees

7220 Trade St. #370
San Diego CA 92121

http://www.winsantor.com

Business Description

Refer to the WinSanTor profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

WinSanTor is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Say Hello

Questions? Ideas? Love Letters?

Say something nice....

SUBMIT COMMENT



You're pretty neat.

You're the first one here!
Early people don't usually get a prize, so here's a love letter from us.

About us
Our Profile
Jobs
Press
Blog
Charter

Investors
Getting Started
Risks
Earning Returns
Funds
Get $1000

Founders
Raise Money
FAQ
Legal Primer
Deals
How to Raise Money

Say Hello
hello@wefunder.com
Twitter
Facebook
Instagram
San Francisco

wefunder.com/winsantorinc/reports/2019 is managed by Wefunder Inc. *Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Regulation Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Regulation D and A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA. By using wefunder.com, you accept our Terms & Privacy Policy. If investing, you accept our Investor Agreement. You may also view our Privacy Notice.*